FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            October 7, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2003-2004 Annual revenues

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2003-2004 Annual revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
- -------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: October 7, 2004

EX-99.1
Fiscal 2003-2004 Annual revenues

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project ", "plan", "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                         Organic revenue growth of 4.1%


Paris, October 6, 2004 (Euronext: EXHO.PA/NYSE: SDX) - Sodexho Alliance's consolidated revenues for fiscal 2003-2004 reached 11.5 billion euro. Organic growth, at a constant consolidation scope and excluding currency effects, accelerated to 4.1%, as opposed to 3.1% for the prior fiscal year.

Currency effects were a negative 5.8%, resulting in a 1.6% decrease in revenues as compared to the prior year.


                                                              Revenues by Activity(1)


Activity                          Year ended      Year ended      Organic        Currency      Acquisitions      Total
In millions of euro             August 31, 2003   August 31,     growth(2)        effects                        change
                                                     2004

Food and Management Services:        11,439         11,245         4.0%           -5.9%            0.2%          -1.7%

o North America                       5,427          5,031         3.7%          -11.0%             -            -7.3%
o Continental Europe                  3,585          3,760         4.7%           -0.1%            0.3%           4.9%
o United Kingdom and
  Ireland                             1,453          1,351       - 5.6%           -1.4%             -            -7.0%
o Rest of the World
  (including Remote Sites)              974          1,103        17.7%           -5.1%            0.6%          13.2%

Service Vouchers and Cards              248            249         6.6%           -5.4%          - 0.5%           0.7%
                                   ---------        -------     --------        --------        --------        --------

TOTAL                                11,687         11,494         4.1%           -5.8%            0.1%          -1.6%
                                   =========        =======     ========        ========        ========        ========

(1) Unaudited
(2) At a constant consolidation scope and excluding currency effects

Food and Management Services:

Groupwide, in Food and Management Services, organic growth in revenues rose to 4% for fiscal 2003-2004, including 2.9% in Business and Industry, 6.7% in Education and 3.4% in Healthcare.



North America



Organic growth in revenues of 3.7% included 6.0% for Education, 4.3% for Healthcare, 6.6% for Defense and a decline of 0.6% for Business and Industry. This performance reflects an acceleration of organic growth as compared with the prior fiscal year in the Education and Healthcare segments.


In the Business and Industry segment, the economic recovery has not been accompanied by an increase in hiring by the large companies which are our clients. Accelerated growth in sales on existing sites was offset by site closings which we estimate had a negative impact on growth of approximately 3%. During recent months, new clients include Parkway Center in Missouri, Equiserve in Massachusetts, Office Depot in Florida and America Online, Inc. in several states.


In the Education segment, particular attention paid to client retention as well as strong sales growth on existing sites resulted in a strong increase in revenues. In addition, this summer, our sales teams won new accounts such as the Academy of Art College in San Francisco, Central Connecticut State University, Arizona State University, South Carolina State University and the Manhattan Beach Unified School District in California.


In Healthcare, the rate of organic growth increased year over year. Among our new clients are Midland Memorial Hospital in Texas, St. Mary's Hospital in Waterbury, Connecticut and Fair Haven Retirement Community in Birmingham, Alabama.

              Continental Europe


Organic growth in revenues was 4.7% including 4.3% in Business and Industry, 7.5% in Education and 3.5% in Healthcare.

In Business and Industry, the rate of organic growth increased slightly over the prior fiscal year. We experienced good growth in France, Germany and Spain whereas in Italy, Sweden and the Netherlands we encountered a difficult economic environment. Recent commercial successes include the EADS headquarters in France, the Post Office in Belgium, T-Online in Germany, Peugeot in Spain and Electrolux in Hungary.

In Education, the strong sales drive of our teams continued: their expertise in nutrition and logistics contributed to our growth. The schools of the cities of Budapest, Versailles, Frankfurt and Milan, as well as the University of Liege in Belgium are among our new clients.


In Healthcare, we continue to have a selective approach, which explains our revenue increase of only 3.5%. The opening at the end of fiscal 2003-2004 of a multiservice contract for all of the senior residences and schools in the municipality of Gavle, in Sweden, as well as the signature of contracts with the Public Hospitals of Paris and the Warsaw military hospital, will contribute to Sodexho's growth in the current year in this segment.



              United Kingdom and Ireland


Revenues decreased by 5.6%, excluding currency effects. It should be noted that the impact of the 49 million euro of revenues earned by our British teams on the hospitality contract for the Rugby World Cup in Australia at the beginning of the fiscal year has not been included.

It was mainly the Business and Industry segment that affected the change in revenues. This is explained for the most part by our exit from the hotel sub-segment and by a retention rate that is too weak.

Our focus on restoring the profitability of this subsidiary was nonetheless accompanied during the last few months by some commercial successes with Dell in Ireland, British Aerospace, HBOS, and the Havering, Roehampton and Stoke Mandeville Hospitals in Great Britain.

              Rest of the World


Organic growth was 17.7%. We regained double digit growth in Latin America and Asia as well as in the Remote Sites activity. New clients have also expressed confidence in us: SNC Lavallin for the Las Cristinas mine in Venezuela, Intel in Costa Rica, and Motorola, Bridgestone, the Shanghai Institute of Petrochemical Research and China Bank Note Inc Co in China, Schlumberger and BGP in Saudi Arabia and Talisman Energy in the North Sea.




         Service Vouchers and Cards:


Organic growth in revenues for the fiscal year was 6.6% while issue volume totaled 4.8 billion euro, an increase of 11.2% over the prior fiscal year, excluding currency effects and consolidation scope. Three main factors explain the modest growth in revenues:

- the general decline in interest rates

- the reduction in headcount in businesses, particularly in Germany

- the effect of an exceptional billing during the prior fiscal year in connection with the transfer from paper vouchers to electronic cards for one of our clients in Great Britain.

New clients include: RTL in France, Thomson in Mexico and British Telecom in India.





OUTLOOK FOR FISCAL 2004-2005

At the start of this new fiscal year, Pierre Bellon said on behalf of the Board of Directors: "Given the considerable potential of our multiservice markets (food and other services), our intent is to accelerate organic growth in revenues and income. Taking into account the current environment, the Board has set the following objectives for fiscal 2004-2005:

- a continuation of organic growth in revenues at a pace equivalent to that of fiscal 2003-2004;
- an increase in EBITA, excluding currency effects, of around 5%".

Commenting on this outlook for the current year:

Jean-Michel Dhenain, Chief Operating Officer added : "In Continental Europe we are assuming a continuation of our recent performances in France and Germany and an acceleration of sales, notably in multiservice, in Central Europe. We are also assuming good growth in Latin America and Asia."

Michel Landel, Chief Operating Officer, concluded : "These results will be obtained despite a climate of relative uncertainty in the United States prior to the elections, which is accompanied by union issues facing our industry. For the United Kingdom and Ireland, we have not taken into account any increase in our revenues nor in our income for the current year. As previously stated, our turnaround plan for the subsidiary is expected to take several years and improvement will be progressive. As of October 1, Philip Jansen joined the Group as Chief Executive Officer of our British subsidiary. Finally, the Service Vouchers and Cards activity remains dynamic.

In order to accelerate new sales, we will continue our investments in human resources and training, driven by internal promotion of our best performing managers and complemented by external recruitments to bring in new perspectives. Given the potential in our markets and the new momentum within the group, I am very confident in Sodexho's future."

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. Sodexho Alliance employs 308,000 people on 23,900 sites in 76 countries. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.4 billion euro. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.




Press Relations: Jerome Chambin
Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 - Fax : + 33 (1) 30 85 50 88
E-mail : jeanjacques.vironda@sodexhoalliance.com